5225 Carlson Road

Yuba City, CA 95993

January 30, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

Re:	Stevia First Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 11, 2013
File No. 333-185215

Dear Mr. Reynolds:

This letter is in response to the Staff’s comments in its letter dated January 25, 2013, with respect to Amendment No. 1 to the Registration Statement (File No. 333-185215) (the “Registration Statement”) filed by Stevia First Corp. (“Stevia” or the “Company”) on January 11, 2013. For your convenience, we have set forth the Staff’s comments in italicized bold type, followed by the Company’s responses in regular type.

General

1.	We partially reissue comment one of our letter dated December 27, 2012. We note the provisions in Article II, Section 1 and Article III, Section 1 of your Bylaws, which appear to contemplate annual meetings. We also note your disclosure on page 43 under Term of Office. Please provide your analysis of how you are in compliance with the provisions of your Bylaws that appear to contemplate annual meetings. To the extent you have failed to comply with the provisions of your governing documents, please include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.

Response:

While the Company’s Bylaws do contemplate annual meetings of stockholders, the Company respectfully submits that it has not violated its charter by not holding annual meetings. No provision of Nevada law requires annual meetings to be held. Furthermore, Nevada law specifically provides that “Unless otherwise provided in the articles of incorporation or the bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power…” NRS § 78.320(2). In the Company’s case, the Bylaws expressly incorporate this provision of law at Article I, Section 5. Additionally, Nevada law provides expressly that “[i]n no instance where action is authorized by written consent need a meeting of stockholders be called or notice given.” NRS § 78.320(3). Accordingly, annual meetings need not occur in order to satisfy the requirements of state law or the Bylaws, because any reference to annual meetings in the Bylaws, and any business to be conducted thereat, may be satisfied without the formality of an annual meeting. Therefore, a lack of annual meetings is not, per se, a violation of the Company’s charter documents simply because the Bylaws reference annual meetings.

As previously referenced in our response to the Staff’s comment of December 26, 2012, Nevada law provides that if a corporation fails to elect directors within eighteen months of the last election of directors, the district court has jurisdiction to order the election of directors upon a petition by one or more stockholders holding at least fifteen percent of the Company’s voting power. NRS § 78.345(1). To date, no such stockholder or stockholders have so petitioned. In the absence of any action by the stockholders regarding the election of directors, unless otherwise provided in a company’s charter, each director of a company holds office after the expiration of his or her term until a successor is elected and qualified, or until the director resigns or is removed. NRS § 78.330(1). Accordingly, the current directors will validly serve in such capacity until the Company’s annual meeting of stockholders, which the Company currently expects to hold in April 2013. The Company has revised its disclosure in the Registration Statement to reflect that it is has not yet held an annual meeting but that it expects to do so in April 2013.

Management’s Discussion and Analysis…, page 24

2.	We partially reissue comment 8 of our letter dated December 27, 2012. We note your disclosure regarding your total expected expenditures and the added disclosure regarding operational milestones relating to stevia extract production. Please revise your disclosure to also discuss the anticipated costs and the time frame for each milestone, to the extent practicable. Also, please separately describe the activities and milestones relating to fermentation/biotechnology development and traditional industry development.

Response:

The Company has amended this section of the Registration Statement to provide the requested disclosure to the extent practicable, and also amended the “Our Current Business” section to match these disclosures.

About Stevia, page 33

3.	Please clarify whether any entity currently markets a stevia product created through the fermentation or biotechnology process.

Response:

In response to the Staff’s comment, the Company has revised this section of the Registration Statement to provide this information.

Government Regulation, page 39

4.	If true, please clarify that the stevia approvals to date relate to stevia products created through traditional processes. Please expand the disclosure to address the government regulation applicable to approval of stevia products created through a fermentation or biotechnology process.

Response:

The Company has revised this section to provide an additional disclosure about products created through traditional processes, and added a subsection on “Regulatory Approval of Stevia Products using Novel Fermentation or Biotechnological Methods” in response to the Staff’s comment.

Directors, Executive Officers and Corporate Governance, page 42

Business Experience, page 42

5.	We partially reissue comment 13 of our letter dated December 27, 2012. Please remove the promotional statement in Dr. Dhillon’s biography regarding the “strongest” development pipeline.

Response:

The Company has removed such information from Dr. Dhillon’s biography.

Notes to Financial Statements for the Years Ended March 31, 2012 and 2011
4.Convertible Notes Payable, page F-9

6.	We note your response to comment 18 in your letter dated January 11, 2013 regarding the computation of the beneficial conversion feature. We also note that no shares of your common stock traded prior to March 5, 2012 and there is only limited trading thereafter. Please clarify the date the convertible debentures were issued and discuss how you computed the market price of your common stock on the date of issuance.

Response:

Prior to the issuance of the $250,000 convertible note on January 31, 2012, there was no public trading in the Company’s common stock. The most recent private transaction was the purchase by Dr. Avtar Dhillon of 31,500,000 shares from another stockholder at $0.0022 per share, which was deemed to be an arm’s length transaction. Because of this, the market price was reasonably determined to be less than the conversion price of $0.50 applicable to this convertible note, and the Company did not record any beneficial conversion feature related to that issuance.

No other notes were issued prior to the commencement of trading in the Company’s common stock on the OTC Markets Group’s QB tier in March 2012. In all other cases, including the additional $200,000 in convertible notes that were issued prior to March 31, 2012, the Company used the closing trading price of its common stock for purposes of calculating the beneficial conversion feature as further described in our response to Comment 7 below.

7.	We note your response to comment 18 in your letter dated January 11, 2013 and your disclosure that certain of the convertible debentures issued under the subscription agreement were required to be issued with conversion prices less than the market price of your stock at the time of issuance, creating a beneficial conversion feature of $177,404 upon issuance. We also note at March 31, 2012, you have only issued $200,000 of convertible debentures under the subscription agreement. Please provide a detailed analysis of how you computed the $177,404 value for the beneficial conversion feature.

Response:

The Company issued one note in the amount of $125,000 on March 21, 2012, with a conversion price of $0.65. On March 21, 2012, the closing price of the Company’s common stock was $1.28. The note could be converted into 192,308 shares of common stock with a market value of $246,154, which exceeds the face amount of the note by $121,154. Another note in the amount of $75,000 was issued on March 23, 2012, with a conversion price of $0.80. On March 23, 2012, the closing price of the Company’s common stock was $1.40. The note could be converted into 93,750 shares of common stock with a market value of $131,250, which exceeds the face amount of the note by $56,250. A total beneficial conversion feature of $177,404, which equals the sum of $121,154 and $56,250, was recorded upon issuance of these two notes. The beneficial conversion feature was recorded as a discount to the notes payable and is being amortized over the life of the debentures, the balance of which was $172,476 at March 31, 2012.

Notes to Condensed Consolidated Financial Statements Three and Six Months Ended September 30, 2012

3. Notes Payable, page F-19

8.	We note that you exchanged promissory notes totaling $196,800, and accrued but unpaid interest, totaling $17,208, for an aggregate of 214,800 shares of the Company’s common stock, at a conversion rate of $1.00 per share. We also note that you recognized a gain from the settlement of the debt of $107,400. Please explain how you determined the market price of your stock at the date of the exchange.

Response:

The Company determined the market price based on trading data on the day of the exchange. The Company obtained pricing and volume information from the Yahoo Finance Website . The Company considered the trade volume to be normal and the price consistent with the days surrounding the exchange. Below is a schedule of the market activity in the Company’s shares during the period of the exchange:

Date	Close	Volume
6/7/2012	$ 0.50	65,600
6/6/2012	0.46	111,600
6/5/2012	0.48	193,300
6/4/2012	0.42	134,200
6/1/2012	0.45	190,600
5/31/2012	0.50	112,700
5/30/2012	0.53	97,500
5/29/2012	0.51	121,000
5/25/2012	0.50	86,600
5/24/2012	0.48	188,500
5/23/2012	0.46	437,000
5/22/2012	0.46	547,100
5/21/2012	0.53	367,100

The Company concluded that the closing stock price of the Company’s common stock is indicative of the market value of its shares on the date of the transaction. The gain calculation is as follows:

Debt and accrued interest on May 25, 2012	$214,008

Market value of shares exchanges for the debt (214,800 at $.50)	107,004

Gain on the exchange	$107,004

8. Commitments, page F-22

9.	Please us how you accounted for the payment and obligation related to the Vineland License in each of the interim financial statements.

Response:

The Companye recorded Research and Development expenses of $25,000 upon signing of the license on August 28, 2012. Of that amount, $15,000 was an execution fee and $10,000 was consideration for the assignment of materials. Under the terms of the license agreement, the Companyis obligated to pay $12,500 on February 28, 2013, and $12,500 on August 28, 2013. The Company will record those amounts as research and development expenses at the time these payments become due and payable. The Company is also are obligated to pay a minimum annual royalty of $10,000 beginning in 2014 during the term of the license agreement. These annual payments will also be recorded as research and development expenses when they become due and payable.

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Please direct any comments or inquiries regarding the foregoing to me at (530) 231-7800 (telephone) or brooke@stevia-first.com (e-mail).

Very truly yours,

/s/ Robert Brooke
Name: Robert Brooke
Title: Chief Executive Officer